

Mail Stop 7010

May 10, 2006

Via U.S. mail and facsimile

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

>   **RE: Ocean Bio-Chem, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **File No. 0-11102**

Dear Mr. Dornau:

We have reviewed this filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. Based on our records, you were assigned a 1934 Act file number of 0-11102. It is unclear why your Form 10-K for the fiscal year ended December 31, 2005 includes a different file number. Please revise or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 9

3. It appears as though your inventory on hand has increased from 114 days at December 31, 2004 to 150 days at December 31, 2005. If material, please expand your disclosure to discuss this trend.

Contractual Obligations, page 12

4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 9A. Controls and Procedures, page 13

5. Your disclosure states your "disclosure controls and procedures were (1) designed to ensure that *material* information relating to [your] company, including [your] consolidated subsidiaries is made known to [your] Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by [your] company in the report that [you] file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." This is not the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure accordingly. Alternatively, you may remove this portion of your disclosure in its entirety, and simply

conclude that your disclosure controls and procedures are effective or
ineffective, whichever the case may be.

Item 13. Certain Relationships and Related Transactions, page 16

6. Please expand your disclosure here and in note 6 to your financial statements to
include information related to your $1.5 million revolving line of credit with
Mr. Peter Dornau.

Independent Auditors' Report, page F-2

7. Your auditor's report references a prior auditors' report dated March 25, 2004.
However, it appears, based on the auditor's report included on page F-3, that the
date of this report is March 24, 2004. Please amend your filing to include a
revised opinion obtained from your auditor.

Independent Auditors' Report, page F-3

8. Your auditor's reissued report does not appear to comply with PCAOB Standard
No. 1. The report indicates that they conducted their audit in accordance with
"auditing standards generally accepted in the United States of America" rather
than in accordance with "the standards of the Public Company Accounting
Oversight Board (United States)." Please amend your filing by obtaining a
revised opinion from your auditor. Please refer to PCAOB Standard No. 1.

Statements of Cash Flows, page F-7

9. Please present the cash inflows and outflows related to your amounts due from
affiliates, long-term debt, and trust funds for equipment purchased on a gross
basis. Otherwise, please explain to us how they meet the criteria in SFAS 95 for
netting. Only cash flows stemming from investments, loans and debt with
original maturities of three months or less may be reported on a net basis. Refer
to paragraph 13 of SFAS 95.

Notes to Financial Statements

10. Please expand your disclosure to include the selected quarterly financial data
pursuant to Item 302 of Regulation S-X.

<u>Note 1 – Organization and summary of significant accounting policies, page F-8</u>

11. Your disclosure on page 3 indicates that you sell your products to national and regional distributors. You also disclosed that you offer certain discount arrangements to your customers. Please expand your disclosure to discuss whether you offer any sales rebates or other arrangements to your customers. Please also expand your disclosure to include your accounting policy for each of these types of arrangements; including the statement of operations line item in which each of these types of arrangements is included. For each expense line item that includes these types of arrangements, please disclose in your footnotes the related amount included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, including the cooperative advertising costs you refer to on page 12, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss any significant estimates resulting from these arrangements in MD&A.

12. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

    - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

<u>Prepaid advertising and promotion, page F-8</u>

13. You disclose that you amortize the costs related to advertising and promotions over a period of one year. Please expand your disclosure here and in your critical accounting policies to provide additional information related to the terms of your advertising and promotion activities. Please also include any critical estimates considered in recording these costs. In addition, please tell us the accounting guidance you used as a basis for recording advertising and

promotion expenses over one year, rather than expensed as incurred or the first time the advertising takes place.

Trademarks, trade names and patents, page F-9

14. Your disclosure indicates that you have intangible assets deemed to have indefinite lives, which are not amortized. Please tell us the facts and circumstances you considered in reaching your conclusion that these intangible assets have indefinite lives. Refer to paragraph 11 of SFAS 142.

Note 2 – Property, plant and equipment, page F-9

15. Please expand your disclosure to include the estimated useful lives for each of your asset categories.

Note 4 – Long-Term debt, page F-10

16. Please expand your disclosure to include how you allocated the proceeds from the issuance of debt between the debt and the common stock warrants, including whether after the allocation you determined the common stock warrants included a beneficial conversion feature. Please include in your disclosure the amount you allocated to each and the assumptions you used. Please also tell us the accounting treatment you use to record the expense associated with the warrants, including where you have classified this expense on your statements of operations. Refer to paragraphs 13 to 17 of APB 14, paragraph 12 of SFAS 133, and EITFs 98-5 and 00-27.

Note 7 – Commitments and subsequent event, page F-12

17. You disclose that you guaranteed the mortgage of one of your affiliates. Please expand your disclosure to include the amounts, if any, you have recorded in your financial statements related to this guarantee and the basis for your conclusion. Refer to paragraphs 8 to 11 and 13 of FIN 45.

Note 8 – Stock options, page F-13

18. You disclose that during 2004 you extended a loan with an affiliated company. You further disclose that in extending this loan, you also extended the lives of the options to purchase your common stock that were granted as part of this debt transaction. Please disclose how you accounted for this apparent modification, including the financial statement line items that were affected and the corresponding amount recorded to each line item. In addition, please tell us the accounting guidance you used as a basis for recording the modification.

19. Please expand your disclosure to include the method and significant assumptions used to estimate the fair values of the options. Refer to paragraph 47(d) of SFAS 123, as amended by SFAS 148.

20. Please revise your pro forma disclosure to include the following:

   - the stock-based employee compensation cost, net of related tax effects, included in the computation of net income as reported, and

   - the stock-based employee compensation cost, net of related tax effects, that would have been included in the computation of net income had the fair value method been applied for all awards.

   Please refer to paragraph 45(c) of SFAS 123, as amended by SFAS 148.

Note 10 – Earnings per share, page F-14

21. Please revise your disclosure to include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from operations. Refer to paragraph 40(a) of SFAS 128.

22. Please tell us what consideration you gave to the debt issued to Mr. Peter Dornau that may be settled in stock in computing your diluted EPS. Refer to paragraph 29 of SFAS 128.

Exhibits 31.1 and 31.2

23. Your certifications appear to have a typographical error and several minor deviations from the language specified by Item 601 of Regulation S-K. Please revise your certifications to conform to the exact language required by Item 601(31) of Regulation S-K. See also SEC Release No. 33-8238.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief